Exhibit 99.5

MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Energy Trust (the “Trust”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 2, 2009. Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2008.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We have concluded that as of December 31, 2008, our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The consolidated financial statements and the Trusts’ internal control over financial reporting have been examined by KPMG LLP, Independent Registered Public Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Registered Public Accountants Report outlines the scope of their examination and sets forth their opinion on the effectiveness of internal controls over financial reporting.

The Board of Directors is responsible for approving the consolidated financial statements. The Board fulfills its responsibilities related to financial reporting mainly through the Audit Committee. The Audit Committee consists exclusively of independent directors and includes at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and governance issues and ensures each party is discharging its responsibilities. The Audit Committee has reviewed these financial statements with management and the Independent Registered Public Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Trust.

/s/John E. Zahary	/s/Robert W. Fotheringham
John E. Zahary	Robert W. Fotheringham
President and	Chief Financial Officer
Chief Executive Officer

Calgary, Alberta
March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust and the Unitholders of Harvest Energy Trust

We have audited Harvest Energy Trust’s ("the Trust") internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2008 and 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 2, 2009, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 2, 2009

AUDITORS' REPORT

To the Unitholders of Harvest Energy Trust

We have audited the consolidated balance sheets of Harvest Energy Trust (the “Trust”) as at December 31, 2008 and 2007 and the consolidated statements of income (loss) and comprehensive income (loss), unitholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 2, 2009

CONSOLIDATED BALANCE SHEETS
As at December 31
(thousands of Canadian dollars)

	2008	2007
Assets
Current assets
Accounts receivable and other	$173,341	$215,803
Fair value of risk management contracts [Note 20]	36,087	16,442
Prepaid expenses and deposits	11,843	15,144
Inventories [Note 5]	55,788	58,934
	277,059	306,323

Property, plant and equipment [Note 6]	4,468,505	4,197,507
Intangible assets [Note 7]	106,002	95,075
Goodwill [Note 4]	893,841	852,778
	$5,745,407	$5,451,683

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities [Note 8]	$210,097	$270,243
Cash distribution payable	47,160	44,487
Current portion of convertible debentures [Note 12]	2,513	24,273
Fair value deficiency of risk management contracts [Note 20]	235	131,020
	260,005	470,023

Bank loan [Note 10]	1,226,228	1,279,501
7 7/8% Senior notes [Note 11]	298,210	241,148
Convertible debentures [Note 12]	825,246	627,495
Fair value deficiency of risk management contracts [Note 20]	-	35,095
Asset retirement obligation [Note 9]	277,318	213,529
Employee future benefits [Note 19]	10,551	12,168
Deferred credit	522	710
Future income tax [Note 18]	203,998	86,640

Unitholders’ equity
Unitholders’ capital [Note 13, 14]	3,897,653	3,736,080
Equity component of convertible debentures	84,100	39,537
Contributed surplus [Note 15]	6,433	-
Accumulated income	458,884	246,865
Accumulated distributions	(1,891,674)	(1,340,349)
Accumulated other comprehensive income (loss) [Note 3]	87,933	(196,759)
	2,643,329	2,485,374
	$5,745,407	$5,451,683

Commitments, contingencies and guarantees [Note 22]
Subsequent events [Note 24]
See accompanying notes to these consolidated financial statements.

Approved by the Board of Directors:

/s/William D. Robertson
William D. Robertson
Director

/s/Hector J. McFadyen
Hector J. McFadyen
Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31
(thousands of Canadian dollars, except per Trust Unit amounts)

	2008	2007
Revenue
Petroleum, natural gas, and refined product sales	$5,737,809	$4,283,013
Royalty expense	(248,445)	(213,413)
	5,489,364	4,069,600

Expenses
Purchased products for processing and resale	3,850,507	2,667,714
Operating	537,149	530,208
Transportation and marketing	34,243	46,916
General and administrative [Note 17]	34,743	36,328
Realized net losses on risk management contracts	200,782	26,291
Unrealized net losses (gains) on risk management contracts	(185,921)	147,781
Interest and other financing charges on short term debt, net	295	5,584
Interest and other financing charges on long term debt	146,375	152,201
Depletion, depreciation, amortization and accretion	519,811	526,741
Currency exchange loss (gain)	30,882	(109,316)
Large corporations tax and other tax	(81)	(974)
Future income tax expense [Note 18]	108,560	65,802
	5,277,345	4,095,276
Net income (loss) for the year	212,019	(25,676)

Other comprehensive income (loss)
Cumulative translation adjustment	284,692	(243,632)
Comprehensive income (loss) for the year [Note 3]	$496,711	$(269,308)

Net income (loss) per Trust Unit, basic [Note 14]	$1.39	$(0.19)
Net income (loss) per Trust Unit, diluted [Note 14]	$1.39	$(0.19)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY
For the Years Ended December 31
(thousands of Canadian dollars)

	Unitholders' Capital	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Income	Accumulated Distributions	Accumulated Other Comprehensive Income (Loss)
At December 31, 2006	$3,046,876	$36,070	$-	$271,155	$(730,069)	$46,873
Adjustment arising from change in accounting policies	(49)	-	-	1,386	-	-
Issued for cash
February 1, 2007	143,834	-	-	-	-	-
June 1, 2007	230,029	-		-		-
Equity component of convertible debenture issuances
7.25% Debentures Due 2014	-	13,100	-	-	-	-
Convertible debenture conversions
9% Debentures Due 2009	250	-	-	-	-	-
8% Debentures Due 2009	513	(4)	-	-	-	-
6.5% Debentures Due 2010	882	(55)	-	-	-	-
10.5% Debentures Due 2008	2,999	(627)	-	-	-	-
6.40% Debentures Due 2012	122	(10)	-	-	-	-
7.25% Debentures Due 2013	244	(8)	-	-	-	-
7.25% Debentures Due 2014	157,139	(8,929)	-	-	-	-
Exercise of unit appreciation rights and other	658	-	-	-	-	-
Issue costs	(25,906)	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	(243,632)
Net loss	-	-	-	(25,676)	-	-
Distributions and distribution reinvestment plan	178,489	-	-	-	(610,280)	-
At December 31, 2007	3,736,080	39,537	-	246,865	(1,340,349)	(196,759)
Equity component of convertible debenture issuances
7.5% Debentures Due 2015	-	51,000	-	-	-	-
Convertible debenture conversions
9% Debentures Due 2009	32	-	-	-	-	-
8% Debentures Due 2009	141	(1)	-	-	-	-
10.5% Debentures Due 2008	13	(3)	-	-	-	-
Redemption of convertible debentures
10.5% Debentures Due 2008 [Note 12]	24,249	(6,433)	6,433	-	-	-
Exercise of unit appreciation rights and other	1,494	-	-	-	-	-

Issue costs	(2,330)	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	284,692
Net income	-	-	-	212,019	-	-
Distributions and distribution reinvestment plan	137,974	-	-	-	(551,325)	-
At December 31, 2008	$3,897,653	$84,100	$6,433	$458,884	$(1,891,674)	$87,933

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31
(thousands of Canadian dollars)

	2008	2007
Cash provided by (used in) Operating Activities
Net income (loss) for the year	$212,019	$(25,676)
Items not requiring cash
Depletion, depreciation, amortization and accretion	519,811	526,741
Unrealized currency exchange loss (gain)	11,736	(55,725)
Non-cash interest expense and amortization of finance charges	14,197	12,043
Unrealized loss (gain) on risk management contracts [Note 20]	(185,921)	147,781
Future income tax expense	108,560	65,802
Unit based compensation expense (recovery)	(1,577)	743
Employee benefit obligation	(1,618)	(61)
Other non-cash items	(5)	139
Settlement of asset retirement obligations [Note 9]	(11,418)	(13,090)
Change in non-cash working capital	(9,897)	(17,384)
	655,887	641,313

Financing Activities
Issue of Trust Units, net of issue costs	-	354,549
Issue of convertible debentures, net of issue costs [Note 12]	239,498	220,488
Bank repayments [Note 10]	(52,413)	(291,947)
Financing costs	(228)	(273)
Cash distributions	(410,678)	(433,699)
Change in non-cash working capital	4,098	(1,223)
	(219,723)	(152,105)

Investing Activities
Additions to property, plant and equipment	(327,474)	(344,785)
Business acquisitions	(36,756)	(170,782)
Property acquisitions	(138,493)	(27,943)
Property dispositions	46,476	60,569
Change in non-cash working capital	24,274	(14,710)
	(431,973)	(497,651)

Change in cash and cash equivalents	4,191	(8,443)

Effect of exchange rate changes on cash	(4,191)	(1,563)

Cash and cash equivalents, beginning of year	-	10,006

Cash and cash equivalents, end of year	$-	$-

Interest paid	$115,209	$130,990
Large corporation tax and other tax paid	$(81)	$442

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1. Nature of Operations and Structure of the Trust

Harvest Energy Trust (the “Trust”) is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 and is governed pursuant to the Amended and Restated Trust Indenture dated May 20, 2008 between Harvest Operations Corp. (“Harvest Operations”), a wholly owned subsidiary and manager of the Trust, and Valiant Trust Company as Trustee (the “Trust Indenture”). The purpose of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas properties and refining and marketing assets through investments in the securities of its subsidiaries and net profits interests in petroleum and natural gas properties. The beneficiaries of the Trust are the holders of its Trust Units (the “Unitholders”) who receive monthly distributions from the Trust’s net cash flow from its various investments after the provision for interest due to the holders of convertible debentures. Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year. In compliance with the mutual fund trust requirements of the Income Tax Act (Canada), the Trusts’ activities are limited to holding and administering permitted investments and making distributions to its Unitholders.

The business of the Trust is carried on by Harvest Operations and other operating subsidiaries of the Trust, including North Atlantic Refining Limited Partnership. The activities of Harvest Operations and the Trust’s subsidiaries are financed through interest bearing notes from the Trust, net profit interests issued to the Trust, and third party debt such as bank debt and the 7 7/8% Senior Notes. The net profit interests are determined pursuant to the terms of each respective net profit interest agreement. The Trust is entitled to net profit interests equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures. Under the terms of the net profits interests agreements, deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of the operating subsidiaries.

Harvest is an integrated energy trust with petroleum and natural gas operations focused on the operation and further development of assets in western Canada (“upstream operations”) and a refining and marketing business focused on the safe operation of a medium gravity sour crude hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“downstream operations”).

References to “Harvest” refer to the Trust on a consolidated basis. References to “North Atlantic” refer to Harvest Refining General Partnership and its subsidiaries, all of which are 100% owned by Harvest.

2. Significant Accounting Policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and to the extent that the differences materially affect Harvest, they are described in Note 23.

(a)	Consolidation
These consolidated financial statements include the accounts of Harvest and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation.

(b)	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and accretion expense, asset retirement obligations, fair value of risk management contracts, employee future benefits and amounts used in the impairment tests for intangible assets, goodwill, inventory and property, plant and equipment are based on estimates. These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future refined product prices, future interest and currency exchange rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be material.

(c)	Revenue Recognition

Revenues associated with the sale of crude petroleum, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain. Concurrent with the recognition of revenue from the sale of refined products and included in purchased products for resale and processing are associated transportation charges. Revenues for retail services are recorded when the services are provided.

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. Prices are set biweekly using a price adjustment formula based on an allowable premium above Platt's with an interruption formula. The full effect of rate regulation is reflected in the product sales revenue as recorded by Harvest.

(d)	Inventories

Inventories are carried at the lower of cost or net realizable value. The costs of inventory are determined using the weighted average cost method. The valuation of inventory is reviewed at the end of each month. The costs of parts and supplies inventories are determined under the average cost method.

(e)	Joint Interest and Partnership Accounting

The subsidiaries of Harvest conduct substantially all of their petroleum and natural gas production activities through joint interests and through partnerships. The consolidated financial statements reflect only Harvest’s proportionate interest in such activities.

(f)	Property, Plant, and Equipment
Upstream Operations

Harvest follows the full cost method of accounting for its petroleum and natural gas activities. All costs of acquiring petroleum and natural gas properties, whether productive or unproductive, related development costs, and overhead charges directly related to these activities, are capitalized and accumulated in one cost centre. Maintenance and repair costs that do not extend or enhance the recoverable reserves are charged against income.

Proceeds from the sale of petroleum and natural gas properties are applied against capital costs. Gains and losses are not recognized on the disposition of petroleum and natural gas properties unless that disposition would alter the rate of depletion and depreciation by 20% or more.

Provision for depletion and depreciation of petroleum and natural gas assets is calculated using the unit-of- production method, based on proved reserves net of royalties as evaluated by independent petroleum engineers. The cost basis used for the depletion and depreciation provision is the capitalized costs of petroleum and natural gas assets including undeveloped property plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of petroleum, reflecting the approximate relative energy content.

Harvest places a limit on the aggregate carrying amount of property, plant and equipment associated with petroleum and natural gas activities which may be amortized to depletion and depreciation in future periods. Impairment is recognized when the carrying amount of the petroleum and natural gas assets exceeds the sum of the undiscounted future cash flows expected from the proved reserves.

To recognize impairment, Harvest would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves using the risk-free discount rate. Any excess carrying amount above the net present value of Harvest’s future cash flows would be a permanent impairment and reflected as a charge to net income for the period.

Cash flows are calculated based on future price estimates, adjusted for Harvest’s contractual arrangements related to pricing and quality differentials.

The cost of unproved properties is excluded from the impairment test calculation described above and subject to a separate impairment test. An impairment of unproved properties is recognized when the cost base exceeds the fair value determined by a reference to market prices, historical experience or a third party independent evaluator. There were no impairment write downs for petroleum and natural gas assets for the years ended December 31, 2008 and 2007.

Downstream Operations
Property, plant and equipment related to the refining assets are recorded at cost. Depreciation of recorded cost less salvage value is provided on a straight-line basis over the estimated useful life of the assets as set out below. Any gains or losses on disposal of individual assets are recognized in the year of disposal.

Asset	Period

Refining and production plant:
Processing equipment	5 – 25 years
Structures	15 – 20 years
Catalysts	2 – 5 years
Tugs	25 years
Vehicles	2 – 5 years
Office and computer equipment	3 – 5 years

Maintenance and repair costs, including major maintenance activities, are expensed as incurred. Improvements that increase or prolong the service life or capacity of an asset are capitalized.

Property, plant and equipment related to refining assets are tested for recovery whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Property, plant and equipment related to refining assets are not recoverable if their carrying amounts exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If property, plant and equipment related to refining assets are not recoverable, an impairment loss is recognized in an amount by which their carrying amount exceeds their fair value, with fair value determined based on discounted estimated net cash flows. There was no impairment write-down for refining assets for the years ended December 31, 2008 and 2007.

(g)	Goodwill and Other Intangible assets

Goodwill is recognized when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business. Goodwill is carried at cost less impairment and is not amortized. The carrying amount of goodwill is assessed for impairment annually at year-end or more frequently if events occur that could result in an impairment. The goodwill impairment test is a two step test. In the first step, the carrying amount of the assets and liabilities, including goodwill, is compared to the fair value of the reporting unit. The fair value of a reporting unit is determined by calculating the present value of the expected future cash flows from the reporting unit. If the fair value is less than the carrying amount of the reporting unit, a potential impairment of goodwill may exist requiring the second test to be performed. Impairment is measured by allocating the fair value of the reporting unit, as determined in the first test, over the fair value of the identifiable assets and liabilities. The excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities represents the fair value of goodwill. The excess of the book value of goodwill over this implied fair value is then recognized as an impairment and charged to income in the period in which it occurs. There were no impairment charges recorded in either of the years ended December 31, 2008 and 2007.

Intangible assets with determinable useful lives are amortized using the straight line method over the estimated lives of the assets, which range from 5–20 years. The amortization methods and estimated service lives are reviewed annually. The carrying amounts of intangible assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangibles are not recoverable if their carrying amounts exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If intangibles are not recoverable, an impairment loss is recognized in an amount by which their carrying amount exceeds their fair value, with fair value determined based on discounted estimated net cash flows. There was no impairment write-down for the years ended December 31, 2008 and 2007.

(h)	Asset Retirement Obligations

Harvest recognizes the fair value of any asset retirement obligations as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a credit-adjusted risk free discount rate to estimate this fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the method described under “Property, Plant and Equipment”. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each subsequent period to reflect the passage of time and changes in the timing and amount of estimated future cash flows underlying the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

(i)	Income Taxes

Under the Income Tax Act (Canada) the Trust and its trust subsidiary entities are taxable only on income that is not distributed or distributable to their Unitholders. As both the Trust and its Trust subsidiaries distribute all of their taxable income to their respective Unitholders pursuant to the requirements of their trust indentures, neither the Trust nor its trust subsidiaries are currently subject to income tax. However, pursuant to legislation enacted in 2007, the Trust and its flow-through subsidiaries will become subject to a distribution tax beginning in 2011, provided that Harvest maintains its current structure. Commencing in June 2007, Harvest now provides for future income taxes to reflect this new legislation.

Harvest follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(j)	Unit-based Compensation

Harvest determines compensation expense for the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan by estimating the intrinsic value of the awards at each period end and recognizing the amount in income over the vesting period. After the awards have vested, further changes in the intrinsic value are recognized in income in the period of change.

The intrinsic value is the difference between the market value of the Units and the exercise price of the right in the case of the Trust Unit Rights Incentive Plan, and in the case of the Unit Award Incentive Plan the market value of the Units represents the intrinsic value of the Award. Under the Trust Unit Rights Incentive Plan, the intrinsic value method is used as participants in the plan have the option to either purchase the Units at the exercise price or to receive a cash payment or Trust Unit equivalent, equal to the excess of the market value of the Units over the exercise price. Under the Unit Award Incentive Plan participants have the option upon exercise to receive a cash payment or Trust Unit equivalent, equal to the value of awards outstanding, which is equivalent to the market value of the Units.

(l)	Employee Future Benefits
North Atlantic maintains a defined benefit plan and provides certain post-retirement health care benefits, which cover the majority of its employees and their surviving spouses.

The cost of providing the defined benefits and other post-retirement benefits is actuarially determined based upon an independent actuarial valuation using management’s best estimates of discount rates, rate of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on credited service. Funding of the defined benefit pension plans complies with Canadian federal and provincial regulations, and requires contributions to the plans be made based on independent actuarial valuation. Pension plan assets are measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the balance sheet. For the purpose of calculating the expected return on assets, the fair value of the plan assets is used.

The defined benefit plans provide benefits based on length of service and the best five years of the last ten years’ average earnings. There is no recognition or amortization of actuarial gains or losses less than 10% of the greater of the accrued benefit obligations and the fair value of plan assets for the defined benefit pension plans. Actuarial gains and losses over 10% are amortized on a straight-line basis over the average remaining service period of the plan participants. Actuarial gains or losses related to the other post-retirements benefits are recognized in income immediately. Past service costs are amortized on a straight-line basis over the expected average remaining service life of plan participants.

(m)	Currency Translation

Monetary assets and liabilities denominated in a currency other than Canadian dollars are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses denominated in a foreign currency are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

Harvest’s investment in its downstream operations, which is considered a self-sustaining operation with a U.S. dollar denominated functional currency, is translated using the current rate method. Gains and losses resulting from this translation are recorded in the cumulative translation adjustment in accumulated other comprehensive income.

3. Change in Accounting Policy

Financial Instruments and Comprehensive Income
Effective January 1, 2007, Harvest adopted three new and revised Canadian accounting standards as issued by the Canadian Institute of Chartered Accountants respecting “Financial Instruments – Recognition and Measurement”, “Financial Instruments – Presentation and Disclosure” and “Comprehensive Income”.

Financial Instruments

The revised standard on financial instruments provides new guidance on how to recognize and measure financial instruments. It requires all financial instruments to be recorded at fair value when initially recognized. Subsequent measurement is either at fair value or amortized cost, depending on the classification of the financial instrument. Financial assets and liabilities that are held-for-trading are measured at fair value with changes in those fair values recognized in net income. Available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income. Held-to-maturity assets, loans and receivables and other liabilities are all measured at amortized cost with any related expenses or income recognized in net income. Price risk management contracts are classified as held-for-trading and are measured at fair value at initial recognition and at subsequent measurement dates. Any derivatives embedded in other financial or non-financial contracts that were entered into on or after January 1, 2001 must also be measured at fair value and recorded in the financial statements if the embedded derivative is not closely related to the host contract. Fair value of financial instruments is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows. For those items measured at amortized cost, interest expense is calculated using an effective interest rate that accretes any discount or premium over the life of the instrument so that the carrying value equals the face value at maturity.

Harvest does not have any financial assets classified as available-for-sale or held-to-maturity. The only items on Harvest’s balance sheet that are classified as held-for-trading and subsequently measured at fair value are cash and our price risk management contracts. The remainder of the financial instruments are measured at amortized cost. There are no significant embedded derivatives that need to be recorded in the financial statements.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred. Harvest has elected to add all other transaction costs that are directly attributable to the acquisition or issue of a financial asset or liability to the amount of the financial asset or liability that is recorded on initial recognition.

The transitional provisions of the financial instruments standard require retrospective adoption without restatement of prior period financial statements. The provisions also require all financial instruments to be remeasured using the criteria of the new standard and any change in the previous carrying amount to be recognized as an adjustment to retained earnings on January 1, 2007. As our price risk management contracts were already measured at fair value, the most significant change for Harvest was reclassifying the deferred charges relating to our Senior Notes and Convertible Debentures and netting these amounts against the respective liability. These charges are then amortized to income using an effective interest rate. The effect of applying this new standard on January 1, 2007 was to reduce the carrying value of the following accounts as indicated with an offsetting reduction to deferred charges:

Deferred charges	$(25,067)
7 7/8% Senior Notes	(9,522)
Convertible debentures	(16,882)
Unitholders’ capital	(49)
Accumulated income	1,386

See Note 20 for the additional presentation and disclosure requirements for Financial Instruments including those required for 2008 by Sections 3862 and 3863 as issued by the Canadian Institute of Chartered Accountants.

Other Comprehensive Income

The new standards introduce the concept of comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in Unitholders’ equity during a period arising from transactions and other events with non-owner sources. The transitional provisions of this section require that the comparative statements are restated to reflect the application of this standard only on certain items.

For Harvest, the only such item is the unrealized currency translation gains or losses arising from our downstream operations, which is considered a self-sustaining operation with a U.S. dollar functional currency. As the cumulative translation adjustment was presented as a separate component of Unitholders’ equity already, this restatement simply required the cumulative translation adjustment to be reclassified to accumulated other comprehensive income on the balance sheet and statement of Unitholders’ equity.

Capital Disclosures
“Capital Disclosures”, section 1535, requires the disclosure of information about an entity’s objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with externally imposed capital requirements; and if it has not complied, the consequences of such non-compliance.

Inventories
Effective January 1, 2008, Harvest adopted the accounting standard “Inventories”, section 3031. This standard provides additional guidance with respect to the measurement and disclosure requirements for inventories, requiring inventories to be valued at the lower of cost and net realizable value. The adoption of this section did not have a material impact on our financial statements.

Future Accounting Changes
In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, replacing section 3062 “Goodwill and Other Intangible Assets” and section 3450, “Research and Development Costs”. The new section will be effective on January 1, 2009. Section 3062 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous section 3062. We do not expect that the adoption of this standard will have a material impact on our Consolidated Financial Statements.

Convergence of Canadian GAAP with International Financial Reporting Standards
In early 2008, Canada’s Accounting Standards Board (“AcSB”) announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (“IFRS”) beginning January 1, 2011. As Harvest will require a full year of comparative disclosures to be compliant with IFRS, all IFRS accounting policies and procedures will be effective on January 1, 2010. Harvest will be required to report under current Canadian GAAP standards through to December 31, 2010.

4. Acquisitions

(a)	Private petroleum and natural gas corporation

On July 24, 2008, Harvest acquired all of the issued and outstanding shares of a private petroleum and natural gas corporation for $36.8 million in cash net of working capital adjustments and transaction costs. The purchase price was assigned primarily to oil and gas properties. The results of operations of this acquisition have been included in the consolidated financial statements since its acquisition date.

(b)	Petroleum and natural gas assets

On September 8, 2008, Harvest acquired certain petroleum and natural gas assets in exchange for $130.8 million in cash plus an interest in two non-operated properties for total consideration of $136.3 million. The results of operations of these assets have been included in the consolidated financial statements since the acquisition date.

(c)	Grand Petroleum Inc. (“Grand”)

Pursuant to its cash offer of $3.84 for each issued and outstanding common share of Grand, Harvest acquired control of Grand with its acquisition of 21,310,419 Grand common shares for cash consideration of $81.8 million on July 26, 2007. Subsequent to this acquisition of 74.6% of the issued and outstanding common shares of Grand, Harvest acquired the remaining 7,251,604 common shares of Grand for an additional $27.8 million by extending its offer to purchase to August 9, 2007 and thereafter pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta). The aggregate consideration for the Grand acquisition consists of the following:

Amount
Cash paid	$109,678
Assumption of bank debt	28,798
Acquisition costs	785
$139,261

This acquisition has been accounted for using the purchase method, whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. As of the acquisition date, Grand’s operating results have been included in Harvest’s revenues, expenses and capital spending. The following summarizes the allocation of the aggregate consideration for the Grand acquisition.

Amount
Net working capital	$(3,451)
Property, plant and equipment	147,420
Goodwill	20,546
Asset retirement obligation	(4,416)
Future income tax	(20,838)
$139,261

(d)	Private petroleum and natural gas corporation

On March 1, 2007, Harvest acquired all of the issued and outstanding shares of a private petroleum and natural gas corporation for $30.6 million net of working capital adjustments and transaction costs. The purchase price was assigned primarily to oil and gas properties. The results of operations of this acquisition have been included in the consolidated financial statements since its acquisition date. An officer of Harvest was a director of this private corporation and received proceeds that are considered to be insignificant to both the officer and Harvest.

5. Inventories

	December 31, 2008	December 31, 2007
Petroleum products
Upstream – pipeline fill	$603	$564
Downstream	50,311	54,472
	50,914	55,036
Parts and supplies	4,874	3,898
Total inventories	$55,788	$58,934

During the year ended December 31, 2008, Harvest recognized $35.3 million (2007 – nil) of inventory impairments in its downstream operations. At December 31, 2008, inventories held at net realizable value totaled $37.6 million (December
31, 2007 – $2.2 million).

6. Property, Plant and Equipment

	December 31, 2008			December 31, 2007
	Upstream	Downstream	Total	Upstream	Downstream	Total
Cost	$4,710,725	$1,493,039	$6,203,764	$4,247,819	$1,164,310	$5,412,129
Accumulated depletion
and depreciation	(1,572,449)	(162,810)	(1,735,259)	(1,142,345)	(72,277)	(1,214,622)
Net book value	$3,138,276	$1,330,229	$4,468,505	$3,105,474	$1,092,033	$4,197,507

General and administrative costs of $10.0 million (2007 – $9.2 million) have been capitalized during the year ended December 31, 2008, of which nil (2007 - $0.6 million) relate to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

All costs, except those associated with major spare parts inventory and assets under construction, are subject to depletion and depreciation at December 31, 2008 including future development costs of $489.5 million (2007 – $325.4 million). Downstream major parts inventory of $7.5 million were excluded from the asset base subject to depreciation at December 31, 2008 (2007 - $6.1 million). Downstream assets under construction of $12.7 million were excluded from the asset base subject to depreciation at December 31, 2008 (2007 - $7.4 million).

The petroleum and natural gas future prices used in the impairment test for petroleum and natural gas assets were obtained from third party engineers and accepted by management. Based on these assumptions, the undiscounted future net revenue from Harvest’s proved reserves exceed the carrying amount of its petroleum and natural gas assets as at December 31, 2008 and 2007, and therefore no impairment was recorded in either of the periods ended on these dates.

Benchmark prices and U.S.$/Cdn.$ exchange rate assumptions reflected in the impairment test as at December 31, 2008 were as follows:

	WTI Oil(1)	Currency	Edmonton Light Crude Oil(1)	AECO Gas(1)
Year	(US$/barrel)	Exchange Rate	(CDN$ barrel)	(CDN$/MMBtu)
2009	60.00	0.85	69.60	7.40
2010	71.40	0.85	83.00	8.00
2011	83.20	0.90	91.40	8.45
2012	90.20	0.95	93.90	8.80
2013	97.40	1.00	96.30	9.05
Thereafter (escalation)	2%	0%	2%	2%

(1) Actual prices used in the impairment test were adjusted for commodity price differentials specific to Harvest.

7. Intangible Assets

	December 31, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	Amortization	value
Engineering drawings	$108,402	$(11,969)	$96,433	$88,227	$(5,330)	$82,897
Marketing contracts	7,539	(2,480)	5,059	6,136	(1,099)	5,037
Customer lists	4,564	(1,008)	3,556	3,714	(449)	3,265
Fair value of office lease	931	(652)	279	931	(428)	503
Financing costs	7,300	(6,625)	675	12,113	(8,740)	3,373
Total	$128,736	$(22,734)	$106,002	$111,121	$(16,046)	$95,075

8. Accounts Payable and Accrued Liabilities

	December 31, 2008	December 31, 2007
Trade accounts payable	$61,945	$100,265
Accrued interest	17,262	15,779
Trust Unit Rights Incentive Plan and Unit Award Incentive Plan [Note 17]	3,894	7,218
Other accrued liabilities	126,996	146,981
Total	$210,097	$270,243

9. Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $1,203.8 million which will be incurred between 2009 and 2058. The majority of the costs will be incurred between 2015 and 2040. A credit-adjusted risk-free discount rate of 8% - 10% and inflation rate of approximately 2% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	December 31, 2008	December 31, 2007
Balance, beginning of year	$213,529	$202,480
Incurred on acquisition of a private corporation	1,900	1,629
Incurred on acquisition of Grand	-	4,416
Liabilities incurred	4,371	9,553
Revision of estimates	49,395	(6,088)
Net liabilities acquired (settled) through acquisition (disposition)	910	(3,708)
Liabilities settled	(11,418)	(13,090)
Accretion expense	18,631	18,337
Balance, end of year	$277,318	$213,529

Harvest has undiscounted asset retirement obligations of approximately $14.9 million relating to the refining and marketing assets. The fair value of this obligation cannot be reasonably determined because the assets currently have an indeterminate life.

10. Bank Loan

Harvest and a syndicate of lenders established a $750 million Three Year Extendible Credit Facility on February 3, 2006 (the “Credit Facility”) and on March 31, 2006, completed a secondary syndication and increased the facility to $900 million. Concurrent with the purchase of North Atlantic on October 19, 2006, the facility was further increased to $1.4 billion. During 2007, Harvest and its lenders amended the Credit Facility to increase the aggregate commitment from $1.4 billion to $1.6 billion and extend the maturity date of the facility from March 31, 2009 to April 30, 2010. At December 31, 2008, Harvest had $1,226.2 million drawn of the $1.6 billion available under the Credit Facility ($1,279.5 million drawn at December 31, 2007).

The Credit Facility is secured by a $2.5 billion first floating charge over all of the assets of Harvest's operating subsidiaries plus a first mortgage security interest on the refinery assets of North Atlantic. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to Unitholders in certain circumstances such as an event of default. The Credit Facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of secured debt (excluding the 7 7/8% Senior Notes and Convertible Debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). In addition to the availability under this facility being limited by the Borrowing Base Covenant of the 7 7/8% Senior Notes described (as described in Note 11), availability is subject to the following quarterly financial covenants:

Secured debt to EBITDA	3.0 to 1.0 or less
Total senior debt to EBITDA	3.5 to 1.0 or less
Senior debt to Capitalization	50% or less
Total debt to Capitalization	55% or less

For the year ended December 31, 2008, Harvest’s average interest rate on advances under the Credit Facility was 4.12% (2007 – 5.28%) and nil (2007 – 6.08%) for Canadian and U.S advances, respectively.

11. 7 7/8% Senior Notes

On October 14, 2004, Harvest Operations Corp., a wholly owned subsidiary of Harvest, issued US$250 million of 7 7/8% Senior Notes for cash proceeds of $311,951,000. The 7 7/8% Senior Notes are unsecured, require interest payments semi-annually on April 15 and October 15 each year, mature on October 15, 2011 and are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries. Prior to maturity, redemptions are permitted as follows:

  After October 15, 2008 at 103.938% of the principal amount

  After October 15, 2009 at 101.969% of the principal amount

  After October 15, 2010 at 100% of the principal amount

The 7 7/8% Senior Notes contains a change of control covenant that requires Harvest Operations Corp. to commence an offer to re-purchase the 7 7/8% Senior Notes at a price of 101% of the principal amount plus accrued interest within 30 days of a change of control event, as defined in the indenture. There are also covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness under the Credit Facilities may be limited by the Borrowing Base Covenant (as described below) and certain other specific circumstances.

The covenants of the 7 7/8% Senior Notes also restrict Harvest’s incurrence of secured indebtedness to an amount less than 65% of the present value of the future net revenues from its proven petroleum and natural gas reserves discounted at an annual rate of 10% (the “Borrowing Base Covenant”). At December 31, 2008, the Borrowing Base Covenant restricts secured indebtedness to Cdn$1.91 billion (at December 31, 2007 - Cdn$1.86 billion).

In addition, the covenants of the 7 7/8% Senior Notes restrict Harvest’s ability to pay distributions to Unitholders (net of distributions settled with the delivery of Trust Units) during a quarter to 80% of the prior quarter’s cash flow from operating activities before settlement of asset retirement obligations and changes in non-cash working capital if

Harvest’s interest coverage ratio as described in the agreement is greater than 2.5 to 1.0 and its consolidated leverage ratio is lower than 3.0 to 1.0. Notwithstanding, distributions are permitted provided that from the date of issuance of the 7 7/8% Senior Notes, the aggregate distributions do not exceed an amount equal to $40 million plus 100% of the net cash proceeds from the sale of Trust Units plus 80% of the cumulative cash flow from operating activities less distributions paid which as at December 31, 2008, amounted to a carry-forward of approximately Cdn$1.5 billion (Cdn$1.5 billion as at December 31, 2007).

The fair value of the 7 7/8% Senior Notes at December 31, 2008 was US$231.4 million (2007 - $232.6 million).

12. Convertible Debentures

Harvest has seven series of convertible unsecured subordinated debentures outstanding (the “Convertible Debentures”). Interest on the debentures is payable semi-annually in arrears in equal installments on dates prescribed by each series. The debentures are convertible into fully paid and non-assessable Trust Units, at the option of the holder, at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by Harvest for redemption. The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest and in lieu of any fractional Trust Units resulting from the conversion.

The debentures may be redeemed by Harvest at its option in whole or in part prior to their respective redemption dates. The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period. Any redemption will include accrued and unpaid interest at such time.

Harvest may elect to settle the principal due at maturity or on redemption and periodic interest payments in the form of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date.

The covenants of the Convertible Debentures restrict Harvest’s issuance of additional convertible debentures if the principal amount of all of its issued and outstanding convertible debentures immediately after the issuance of such additional convertible debentures exceeds 25% of the Total Market Capitalization, as defined. Total Market Capitalization is defined as the total principal amount of all issued and outstanding convertible debentures plus the amount obtained by multiplying the number of issued and outstanding Trust Units by the current value of the Trust Units. As at December 31, 2008, Harvest’s Total Market Capitalization was approximately Cdn$2.6 billion (Cdn$3.8 billion as at December 31, 2007).

The following is a summary of the seven series of convertible debentures:

Conversion price
Series	/ Trust Unit	Maturity	First redemption period	Second redemption period
9% Debentures Due 2009	$ 13.85	May 31, 2009	Jun. 1/07-May 31/08	Jun. 1/08-May. 30/09
8% Debentures Due 2009	$ 16.07	Sept. 30, 2009	Oct. 1/07-Sept. 30/08	Oct. 1/08-Sept. 29/09
6.5% Debentures Due 2010	$ 31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
6.40% Debentures Due 2012(1)	$ 46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10
7.25% Debentures Due 2013(1)	$ 32.20	Sept. 30, 2013	Oct. 1/09-Sept. 30/10	Oct. 1/10-Sept. 30/11
7.25% Debentures Due 2014(1)	$ 27.25	Feb. 28, 2014	Mar. 1/10-Feb. 28/11	Mar. 1/11-Feb. 29/12
7.5% Debentures Due 2015(1)	$ 27.40	May 31, 2015	Jun. 1/11-May 31/12	Jun. 1/12-May 31/13
(1) These series of convertible debentures may also be redeemed by Harvest at a price of $1,000 per debenture after the second redemption period until maturity.

The following table summarizes the face value, carrying amount and fair value of the convertible debentures:

	December 31, 2008			December 31, 2007
		Carrying			Carrying
	Face Value	Amount(1)	Fair Value	Face Value	Amount(1)	Fair Value
9% Debentures Due 2009	$944	$940	$984	$976	$962	$1,806
8% Debentures Due 2009	1,588	1,573	1,540	1,728	1,692	2,022
6.5% Debentures Due 2010	37,062	35,387	29,650	37,062	34,653	35,950
10.5% Debentures Due 2008	-	-	-	24,258	24,273	24,258
6.40% Debentures Due 2012	174,626	169,455	75,089	174,626	168,325	148,432
7.25% Debentures Due 2013	379,256	358,533	166,835	379,256	355,145	344,895
7.25% Debentures Due 2014	73,222	67,549	36,611	73,222	66,718	65,892
7.5% Debentures Due 2015	250,000	194,322	107,500	-	-	-
	$916,698	$827,759	$418,209	$691,128	$651,768	$623,255
(1) Excluding the equity component.

On January 31, 2008, the 10.5% Debenture matured and Harvest elected to settle its obligation by issuing 1,166,593 Trust Units rather than settling in cash.

On April 25, 2008, Harvest issued $250 million principal amount of 7.5% Convertible Debentures for total net proceeds from the issue of $239.5 million. These debentures mature on May 31, 2015 and have a conversion price of $27.40.

13. Normal Course Issuer Bid

On October 20, 2008, the Toronto Stock Exchange approved our Normal Course Issuer Bid to purchase for cancellation, subject to daily limits, up to 10% of the outstanding Trust Units and Convertible Debentures not held by insiders on the open market at the prevailing market prices at the time of such purchase. To date, there have been no such purchases.

14. Unitholders' Capital

(a)	Authorized
The authorized capital consists of an unlimited number of Trust Units.

(b)	Number of Units Issued

	Year ended December 31
	2008	2007
Outstanding, beginning of year	148,291,170	122,096,172
Issued for cash
February 1, 2007	-	6,146,750
June 1, 2007	-	7,302,500
Convertible debenture conversions
9% Debentures Due 2009	2,310	18,047
8% Debentures Due 2009	8,710	31,790
6.5% Debentures Due 2010	-	27,967
10.5% Debentures Due 2008	344	81,478
6.40% Debentures Due 2012	-	2,542
7.25% Debentures Due 2013	-	7,574
7.25% Debentures Due 2014	-	5,753,310
Redemption of convertible debentures
10.5% Debentures Due 2008	1,166,593	-
Distribution reinvestment plan issuance	7,655,414	6,809,987
Exercise of unit appreciation rights and other	76,160	13,053
Outstanding, end of year	157,200,701	148,291,170

On August 17, 2005, Harvest implemented a premium distribution reinvestment plan. The premium distribution program enables investors to receive a cash payment equal to 102% of the regular distribution amount. The impact to Harvest is the same as the regular distribution reinvestment plan whereby it settles distributions with Units rather than cash, at a discount to the current market price of the Units at the option of the Unitholder.

(c) Per Trust Unit Information
The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income adjustments	December 31, 2008	December 31, 2007
Net (loss) income, basic	$212,019	$(25,676)
Interest on Convertible Debentures	95	-
Net income, diluted(1)	$212,114	$(25,676)

Weighted average Trust Units adjustments	December 31, 2008	December 31, 2007
Number of Units
Weighted average Trust Units outstanding, basic	152,836,717	138,440,869
Effect of Convertible Debentures	69,155	-
Effect of Employee Unit Incentive Plans	200,789	-
Weighted average Trust Units outstanding, diluted(2)	153,106,661	138,440,869

(1)Net income, diluted excludes the impact of the conversions of certain of the Convertible Debentures of $69.4 million for the year ended December 31, 2008 (2007 - $59.2 million), as the impact would be anti-dilutive.
 (2) Weighted average Trust Units outstanding, diluted for the year ended December 31, 2008 does not include the unit impact of 25,915,000 for certain of the Convertible Debentures (2007 – 23,636,000) and nil (2007 – 682,000) for the Employee Unit Incentive Plans, as the impact would be anti-dilutive.

15. Contributed Surplus

Contributed surplus of $6.4 million has been recorded during the year ended December 31, 2008 due to the maturity of the 10.5% Debentures and the resulting expiration of the conversion option which was previously recorded in equity component of convertible debentures.

16. Capital Structure

Harvest’s primary objective in its management of capital resources is to ensure sufficient financial flexibility to access capital to fund its financial obligations as well as future growth. Harvest considers its capital structure to comprise its credit facilities, 7 7/8% Senior Notes, Convertible Debentures and unitholders’ equity.

Harvest monitors its capital structure using the following non-GAAP financial ratios: bank debt to Twelve Month Trailing Earnings Before Interest, Taxes, Depreciation and Amortization and non-cash amounts (“EBITDA”), secured debt to net present value of our proved petroleum and natural gas reverses discounted at 10% and total debt to total debt plus unitholders’ equity. Total debt includes borrowings under credit facilities plus our 7 7/8% Senior Notes and principal amount of Convertible Debentures and unitholders’ equity is adjusted to remove the equity component of convertible debentures.

Harvest’s capital management strategy with regards to our bank debt is to maintain a bank debt to EBITDA ratio between 1.0 and 2.5 times. This ratio is calculated as follows:

	December 31, 2008	December 31, 2007
Cash provided by operating activities	$655,887	$641,313
Settlement of asset retirement obligations	11,418	13,090
Change in non-cash working capital	9,897	17,384
Interest paid	132,473	145,742
Large Corporations Tax and other taxes paid	(81)	(974)
Total EBITDA	$809,594	$816,555
Bank debt	$1,226,228	$1,279,501
Bank debt to EBITDA	1.51	1.57

With respect to its secured debt, Harvest’s strategy is to target its secured debt to less than 65% of the net present value of its proved petroleum and natural gas reserves discounted at 10% (as determined on an annual basis) by at least $200 million.

	December 31, 2008	December 31, 2007
Proved petroleum and natural gas reserves (Net Present Value discounted at 10%)	$ 2,941,452	$ 2,865,200
65% of Proved petroleum and natural gas reserves	$ 1,911,944	$ 1,862,380
Secured debt (borrowings under Credit Facilities)	$ 1,226,228	$ 1,279,501

Harvest targets its total debt to total debt plus unitholders’ equity to be a ratio between 0.25 and 0.55 times calculated as follows:

	December 31, 2008	December 31, 2007
Bank debt	$ 1,226,228	$ 1,279,501
7 7/8% Senior Notes (1)	304,500	247,825
Principal amount of convertible debentures	916,698	691,128
Total Debt	2,447,426	2,218,454
Unitholders’ equity (less equity component of convertible debentures )	2,559,229	2,445,837
Total debt plus unitholders’ equity	$ 5,006,655	$ 4,664,291
Total debt to total debt plus unitholders’ equity	0.49	0.48
(1) Face value converted at the year end exchange rate.

Harvest’s capital structure is limited by a covenant in its Convertible Debenture Indenture which currently restricts the issuance of additional convertible debentures. In addition, although Harvest’s Trust Unit Indenture provides for the issuance of an unlimited number of Trust Units, the “normal growth guidelines” contained in Bill C-52 issued by the Government of Canada limits the future issuance of Convertible Debentures and Trust Units at December 31, 2008 to approximately $2.4 billion (2007 - $2.8 billion) with any unused normal growth available for use prior to 2011. Included in this amount is approximately $590 million (2007 - $590 million) that the Trust may issue to replace debt held on October 31, 2006.

At December 31, 2008, all covenants related to the bank loan (Note 10), Senior Notes (Note 11) and Convertible Debentures (Note 12) were met.

Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting its objectives as outlined above. Accordingly, Harvest may adjust its capital spending programs, adjust the amount of distributions paid to Unitholders, issue new Trust Units, Convertible Debentures or Senior Notes or repay existing debt. Harvest’s capital management targets have remained unchanged during the year ended December 31, 2008.

17. Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

Harvest is authorized to grant non-transferable unit appreciation rights to directors, officers, consultants, employees and other service providers to an aggregate of a rolling maximum of 7% of the outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares. The initial exercise price of rights granted under the plan is equal to the market price of the Trust Units at the time of grant and the maximum term of each right is five years. The rights vest equally over four years commencing on the first anniversary of the grant date. The exercise price of the rights may be reduced by an amount up to the amount of cash distributions made on the Trust Units subsequent to the date of grant of the respective right, provided that Harvest’s net operating cash flow (on an annualized basis) exceeds 10% of Harvest's recorded cost of property, plant and equipment less all debt, working capital deficiency (surplus) or debt equivalent instruments, accumulated depletion, depreciation and amortization charges, asset retirement obligations, and any future income tax liability associated with such property, plant and equipment. Any portion of a distribution that does not reduce the exercise price on exercised rights is paid to the holder in a lump sum cash payment after the rights have been exercised.

Upon the exercise of unit appreciation rights the holder has the sole discretion to elect to receive cash or units. As a result, Harvest recognizes a liability on its consolidated balance sheet associated with the rights reserved under the plan. This obligation represents the difference between the market value of the Trust Units and the exercise price of the vested unit rights outstanding under the plan. As such, an obligation of $0.3 million (2007 - $1.4 million) has been recorded in accounts payable and accrued liabilities for the graded vested portion of the 8,037,446 (2007 – 3,823,683) Trust Unit Rights outstanding under the plan at December 31, 2008. For accounting purposes, vesting is deemed to occur on a pro rata basis throughout the year, rather than at a vesting date which only occurs on the anniversary date of the grant.

The following summarizes the Trust Units reserved for issuance under the Trust Unit Rights Incentive Plan:

	Year ended December 31, 2008		Year ended December 31, 2007
	Unit	Weighted	Unit	Weighted
	Appreciation	Average Exercise	Appreciation	Average Exercise
	Rights	Price	Rights	Price
Outstanding beginning of year	3,823,683	$30.74	3,788,125	$30.81
Granted	5,244,102	15.68	576,383	29.03
Exercised	(68,675)	25.67	(92,775)	21.88
Forfeited	(961,644)	28.80	(448,050)	31.10
Outstanding before exercise price reductions	8,037,466	21.19	3,823,683	30.74
Exercise price reductions	-	(4.45)	-	(6.11)
Outstanding, end of year	8,037,466	16.74	3,823,683	$24.63
Exercisable before exercise price reductions	85,200	$22.60	145,950	$23.08
Exercise price reductions	-	(15.49)	-	(12.17)
Exercisable, end of year	85,200	$7.11	145,950	$10.91

The following table summarizes information about Unit appreciation rights outstanding at December 31, 2008.

		Outstanding			Exercisable
			Weighted			Weighted
			Average			Average
Exercise Price	Exercise Price		Exercise Price	Remaining		Exercise Price
before price	net of price	At December	net of price	Contractual	At December	net of price
reductions	reductions	31, 2008	reductions(1)	Life (1)	31, 2008	reductions(1)
$10.39-$12.51	$9.49-$12.21	3,185,230	$10.38	5.0	-	$-
$14.99-$18.90	$0.01-$17.73	50,600	10.93	3.2	18,750	0.29
$19.29-$25.37	$4.87-$23.48	1,894,053	19.96	4.1	66,450	9.03
$26.09-$31.96	$15.23-$25.55	1,527,033	18.73	3.0	-	-
$32.01-$37.56	$19.13-$28.79	1,380,550	24.99	2.3	-	-
$10.39-$37.56	$0.01-$28.79	8,037,466	$16.74	3.9	85,200	$7.11
(1) Based on weighted average Unit appreciation rights outstanding.

Unit Award Incentive Plan (“Unit Award Plan”)
The Unit Award Plan authorizes Harvest to grant awards of Trust Units to directors, officers, employees and consultants of Harvest and its affiliates to an aggregate of a rolling maximum of 0.5% of the outstanding Trust Units and the number of Trust Units issuable upon the exercise of any outstanding exchangeable shares. Subject to the Board of Directors’ discretion, awards vest annually over a two to four year period and, upon vesting, entitle the holder to elect to receive the number of Trust Units subject to the award or the equivalent cash amount. The number of Units to be issued is adjusted at each distribution date for an amount approximately equal to the foregone distributions. Harvest recognizes a liability on its consolidated balance sheet associated with the awards granted under the plan. This obligation represents the fair value of the vested Trust Units granted under the Unit Award Plan. As such, an obligation of $3.6 million (2007 - $5.8 million) has been recorded in accounts payable and accrued liabilities for the graded vested portion of the 659,137 (2007 – 348,248) Unit Awards outstanding under the plan at December 31, 2008. For accounting purposes, vesting is deemed to occur on a pro rata basis throughout the year, rather than at a vesting date.

Number	December 31, 2008	December 31, 2007

Outstanding, beginning of year	348,248	306,699
Granted	390,274	56,132
Adjusted for distributions	75,310	48,280
Exercised	(121,776)	(37,072)
Forfeitures	(32,919)	(25,791)
Outstanding, end of year	659,137	348,248
Exercisable, end of year	238,817	168,401

Harvest has recognized a compensation recovery of $0.7 million (2007 – $2.7 million expense), including a non cash compensation recovery of $1.7 million (2007 – $0.6 million expense), for the year ended December 31, 2008, related to the Trust Unit Rights Incentive Plan and the Unit Award Plan and this is reflected in general and administrative expense in the consolidated statements of income.

18. Income Taxes

The future income tax provision reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities of the Trust and their corresponding income tax bases as at that date. Changes in the temporary differences are reflected in future income tax expense.

In the Second Quarter of 2007, the Canadian government enacted legislation to apply a 31.5% tax to distributions from Canadian publicly traded income trusts. In the Fourth Quarter of 2007, the tax rate for trust distributions was reduced to 29.5% for 2011 and to 28% for 2012 and subsequent years. The new tax is not expected to apply to Harvest until 2011, as a transition period has been established for publicly traded trusts that existed prior to November 1, 2006. This portion of the Trust’s future income tax liability represents its tax-effected portion of December 31, 2008 temporary differences that it estimates will exist on January 1, 2011, pursuant to the current legislation and Harvest’s current structure.

Concurrent with the tax rate reductions referred to above, further reductions in Federal corporate income tax rates were enacted. Under the legislation, Federal corporate rates will decline until 2012, resulting in an effective tax rate for the Trust’s corporate entities of approximately 25%, which is the rate applied to the temporary differences in the future income tax calculation based on when these differences are expected to reverse.

The provision for future income taxes varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported income before taxes as follows:

	Year ended December 31
	2008	2007
Income before taxes	$320,498	$39,152
Combined Canadian Federal and Provincial statutory income tax rate	29.85%	32.70%
Computed income tax expense at statutory rates	95,669	12,803
Income earned by flow through entities	(109,335)	(179,750)
Expected tax expense (recovery) in corporate entities	(13,666)	(166,947)
Increased expense (recovery) resulting from the following:
Temporary differences acquired in excess of fair value limitation	944	-
Initial recognition of trust temporary differences	-	271,705
Benefit of future tax deductions previously unrecognized	-	(72,073)
Difference between current and expected tax rates	113,655	44,547
Non-taxable portion of capital (gain) loss	8,216	(20,515)
Change in estimates of future temporary differences	(1,231)	8,860
Non-deductible expenses	642	225
Future income tax expense	108,560	65,802

The components of the future income tax liability are as follows:

	December 31,	December 31,
	2008	2007
Net book value of petroleum and natural gas assets in excess of tax pools	$498,725	$333,466
Net book value of intangible assets in excess of tax pools	16,640	13,998
Asset retirement obligation	(73,899)	(56,066)
Net unrealized losses related to risk management contracts and currency
exchange positions – current	7,124	(38,642)
Net unrealized losses related to risk management contracts and currency
exchange positions – long-term	1,177	304
Non-capital loss carry forwards for tax purposes	(241,660)	(161,706)
Deferral of taxable income in partnership	554	1,492
Future employee retirement costs	(3,135)	(3,607)
Working capital and other items	(1,528)	(2,599)
Future income tax liability (asset), net	$203,998	$86,640

The expiry dates on the consolidated non-capital losses are as follows:

Year of Expiry
2009	$ 12,667
2013	9,768
2014	40,110
2025	97,300
2026	40,958
2027	455,729
2028	342,423
Consolidated non-capital losses	$ 998,955

See Commitments, Contingencies and Guarantees [Note 22(f)].

19. Employee Future Benefit Plans

Defined Benefit Plans

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and several assumptions. These assumptions, set annually on December 31, are as follows:

	December 31, 2008		December 31, 2007
	Pension	Other	Pension	Other
	Plans	Benefit	Plans	Benefit
		Plans		Plans
Discount rate	7.25%	7.25%	5.0%	5.0%
Expected long-term rate of return on plan assets	7.0%	-	7.0%	-
Rate of compensation increase	3.5%	-	3.5%	-
Employee contribution of pensionable income	6.0%	-	6.0%	-
Annual rate of increase in covered health care benefits	-	10%	-	11%
Expected average remaining service lifetime (years)	11.7	10.7	11.7	10.8

The assets of the defined benefit plan are invested and maintain the following asset mix:

	December 31, 2008	December 31, 2007
Bonds/fixed income securities	36%	32%
Equity securities	64%	68%

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

The defined benefit pension plans were subject to an actuarial valuation on December 31, 2008 and the next valuation report is due no later than December 31, 2011. The post-retirement health care benefits plan was last subject to an actuarial valuation on December 31, 2008.

	December 31, 2008		December 31, 2007
		Other		Other
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Employee benefit obligation, beginning of year	$49,082	$6,653	$43,101	$6,027
Current service costs	3,355	370	3,043	369
Interest	2,673	346	2,357	316
Actuarial losses (gains)	(13,086)	(1,795)	1,409	162
Benefits paid	(1,372)	(276)	(828)	(221)
Employee benefit obligation, end of year	40,652	5,298	49,082	6,653

Fair value of plan assets, beginning of year	38,903	-	36,576	-
Actual return on plan assets	(7,587)	-	(1,682)	-
Employer contributions	3,485	199	3,428	221
Employee contributions	1,703	77	1,409	-
Benefits paid	(1,372)	(276)	(828)	(221)
Fair value of plan assets, end of year	35,132	-	38,903	-
Funded status	(5,520)	(5,298)	(10,179)	(6,653)
Unamortized balances:
Net actuarial losses	267	-	4,664	-
Carrying amount	$(5,253)	$(5,298)	$(5,515)	$(6,653)

	December, 31, 2008	December 31, 2007
Summary:
Pension plans	$5,253	$5,515
Other benefit plans	5,298	6,653
Carrying amount	$10,551	$12,168

Estimated pension and other benefit payments to plan participants which reflect expected future service, expected to be paid from 2009 to 2018, are as follows:

	Pension Plans	Other Benefit Plans

2009	$1,394	$333
2010	1,640	468
2011	1,875	561
2012	2,143	686
2013	2,457	828
2014 to 2018	19,547	6,790
Total	$29,056	$9,666

The table below shows the components of the net benefit plan expense:

	Year ended December 31, 2008		Year ended December 31, 2007
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Current service cost	$3,355	$370	$3,043	$369
Interest costs	2,673	346	2,357	316
Expected return on assets	(2,806)	-	(2,657)	-
Amortization of net actuarial losses	-	(1,872)	-	101
Net benefit plan expense	$3,222	$(1,156)	$2,743	$786

A 1% change in the expected health care cost trend rate would have the following annual impacts as at December 31, 2008:

	1% Increase	1% Decrease
Impact on post-retirement benefit expense	$1	$(1)
Impact on projected benefit obligation	13	(20)

20. Financial Instruments and risk management contracts

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, cash distribution payable, bank loan, risk management contracts, Convertible Debentures and the 7 7/8% Senior Notes. The carrying value and fair value of these financial instruments at December 31, 2008 is disclosed below by financial instrument category, as well as any related gains or losses and interest income or expense for the year ended December 31, 2008:

						Interest		Other
	Carrying			Gains/		Income/		Income/
	Value		Fair Value	(Losses)		(Expense)		(Expense)
Loans and Receivables
Accounts receivable	$173,341		$173,341	$-		$329	(2)	$-
Assets Held for Trading
Net fair value of risk management contracts	35,852		35,852	(14,861	) (3)	-		-
Other Liabilities
Accounts payable	210,097		210,097	-		-		-
Cash distribution
payable	47,160		47,160	-		-		-
Bank loan	1,226,228		1,226,228	-		(51,855	) (4)	(2,699	) (4)
7 7/8% Senior Notes	298,210	(1)	231,420	-		(22,662	) (5)	-
Convertible
Debentures	$827,759		$418,209	$-		$(69,454	) (5)	$-

(1) The face value of the 7 7/8% Senior Notes at December 31, 2008 is $304.5 million (U.S. $250 million).
(2) Included in petroleum, natural gas, and refined product sales in the statement of income and comprehensive income.
(3) Included in risk management contracts - realized and unrealized gains (losses) in the statement of income and comprehensive income.
(4) Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The amortization of financing fees related to this liability is included in amortization of deferred finance charges in the statement of cash flows.
(5) Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The non-cash interest expense relating to the accretion of premiums, discounts or transaction costs that are netted against these liabilities are included in non-cash interest in the statement of cash flows.

The fair values of the Convertible Debentures and the 7 7/8% Senior Notes are based on quoted market prices as at December 31, 2008. The risk management contracts are recorded on the balance sheet at their fair value; accordingly, there is no difference between fair value and carrying value. The bank loan is recorded at amortized cost, but as there are no transaction costs associated with our bank debt and the financing costs are included in intangible assets, there is no difference between the carrying value and the fair value. Due to the short term nature of accounts receivable, accounts payable, cash distribution payable and the bank loan, their carrying values approximate their fair values.

(a) Risk Exposure
Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and counterparties to price risk management contracts and to liquidity risk relating to our debt.

(i.) Credit Risk
Upstream Accounts Receivable
Accounts receivable in our upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings; however, if external ratings are not available, Harvest requests a guarantee from the parent company that does have a credit rating. If this is not possible, Harvest performs an internal credit review based on the purchaser’s past financial performance. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Risk Management Contract Counterparties
Harvest is also exposed to credit risk from the counterparties to our risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties and limiting those counterparties to lenders in our syndicated credit facilities; we have no history of impairment with these counterparties.

Downstream Accounts Receivable
The Supply and Offtake Agreement entered into in conjunction with the purchase of the downstream operations exposed Harvest to the credit risk of Vitol Refining S.A. (“Vitol”) as all feedstock purchases and the majority of product sales are made with Vitol under this agreement. Harvest mitigates this risk by requiring that Vitol maintain a minimum B+ credit rating as assessed by Standard and Poor’s Rating Services. If the credit rating falls below this line, additional security is required to be supplied to Harvest. This credit risk is also mitigated by the amounts owing to Vitol for feedstock purchases that are offset against amounts receivable from Vitol for product sales with the balance being net settled. Harvest is in a net payable position with Vitol at December 31, 2008 and accordingly the outstanding balance is included in current trade accounts payable in the liability liquidity table below.

Harvest’s policy is to manage its credit risk by dealing with only financially sound customers, based on an evaluation of the customer’s financial condition. At December 31, 2008, Harvest had an accounts receivable balance with one customer of $5.1 million resulting from the sale of refined product, representing approximately 8% of total downstream accounts receivable. This customer is an integrated multinational energy company with an AA public credit rating.

Our maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2008 is the carrying value of accounts receivable. The table below provides an analysis of our current financial assets and the age of our past due but not impaired financial assets by type of credit risk.

	Current AR		Overdue AR
			> 30 days,	> 60 days,
		< 30 days	< 60 days	< 90 days	> 90 days
Upstream Accounts Receivable	$79,112	$1,260	$2,498	$1,256	$20,908
Risk Management Contract Counterparties	825	-	-	-	-
Downstream Accounts Receivable	59,982	3,094	800	510	3,096
Total	$139,919	$4,354	$3,298	$1,766	$24,004

(ii.) Liquidity Risk
Harvest is exposed to liquidity risk due to our borrowings under our credit facilities and 7 7/8% Senior Notes with repayment requirements. This risk is mitigated by managing the maturity dates on our obligations, complying with covenants and managing our cash flow by entering into price risk management contracts. Additionally, when we enter into price risk management contracts we select counterparties that are also lenders in our syndicated credit facility thereby using the security provided in our credit agreement eliminating the requirement for margin calls and the pledging of collateral.

The following table provides an analysis of our financial liability maturities based on the remaining terms of our liabilities as at December 31, 2008 and includes the related interest charges:

		>1 year	>4 years
	<1 year	<3 years	<5 years	>5 years	Total
Trade accounts payable and accrued
liabilities	$188,941	$-	$-	$-	$188,941
Distributions payable	47,160	-	-	-	47,160
Bank loan and interest	28,632	1,235,563	-	-	1,264,195
Convertible debentures interest(1)	65,269	127,864	105,386	27,300	325,819
7 7/8% Senior Notes and interest	23,979	347,334	-	-	371,313
Pension contributions	6,900	14,217	14,791	7,618	43,526
Asset retirement obligations	14,214	30,790	26,958	1,131,823	1,203,785
Total	$375,095	$1,755,768	$147,135	$1,166,741	$3,444,739

(1) Convertible Debentures are typically converted into Trust Units prior to maturity or are redeemed for Trust Units at maturity by Harvest; therefore, only the interest portion is represented in the table above. At the Trust’s option, the interest on Convertible Debentures may also be settled in Trust Units.

(iii.) Market Risks and Sensitivity Analysis
Harvest is exposed to three types of market risks: interest rate risk, currency exchange rate risk and commodity price risk.

We have performed sensitivity analysis on the three types of market risks identified, assuming that the volatility of the risks over the next quarter will be similar to that experienced in the past year. Harvest has determined that a reasonably possible price or rate variance over the next reporting period for a given risk variable can be estimated by calculating two standard deviations for each three month period in the last year for the relevant daily price/rate settings and using an average of the standard deviation as a reasonable estimate of the expected variance. This variance is then applied to the relevant period end rate or price to determine a reasonable percentage increase and decrease in the risk variable which can then be applied to the outstanding risk exposure at period end. Using 12 months of data, we factor in the seasonality of our business and the price volatility therein.

Interest rate risk
Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on our secured debt to EBITDA. Harvest’s Convertible Debentures and 7 7/8% Senior Notes have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

For the year ended December 31, 2008, interest charges on bank loans aggregated to $49.6 million (2007 - $43.8 million), reflecting an effective interest rate of 4.12% (2007 – 5.28%) .

At December 31, 2008, if interest rates had decreased by 70% with all other variables held constant, after-tax net income for the year would have been $12.8 million higher, as a result of lower interest expense on variable rate borrowings. If interest rates had increased by 70%, with all other variables held constant, the after-tax net income would have been $12.8 million lower.

Currency exchange rate risk
Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues as well as Canadian dollar revenues that are based on a U.S. dollar commodity price. In addition, Harvest’s 7 7/8% Senior Notes are denominated in U.S. dollars (U.S.$250 million) and interest on these notes is payable semi-annually in U.S. dollars and accordingly the principal and any interest payable at the balance sheet date are also subject to currency exchange rate risk. Harvest is also exposed to currency exchange rate risk on its net investment in our downstream operations which is a self sustaining subsidiary that uses a U.S. dollar functional currency. Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales receipts.

At December 31, 2008, if the U.S. dollar strengthened or weakened by 8% relative to the Canadian dollar, the impact on net income and other comprehensive income due to the translation of monetary financial instruments would be as follows:

Impact on Net Income
U.S. Dollar Exchange Rate - 8% increase	$(24,249)
U.S. Dollar Exchange Rate - 8% decrease	$24,249

As mentioned above, Harvest’s downstream operations operates with a U.S. dollar functional currency which gives rise to currency exchange rate risk on North Atlantic Refining LP’s Canadian dollar denominated monetary assets and liabilities, such as Canadian dollar bank accounts and accounts receivable and payable, as follows:

Impact on Net Income
Canadian Dollar Exchange Rate - 8% increase	$(20,503)
Canadian Dollar Exchange Rate - 8% decrease	$20,503

Commodity Price Risk
Harvest uses price risk management contracts to manage a portion of its crude oil, natural gas and refined product sales price exposure and power costs. These contracts are recorded on the balance sheet at their fair value as of the balance sheet date, with changes from the prior period’s fair value reported in net income for the period. These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future price of the underlying asset. Variances in expected future prices expose us to commodity price risk as changes will result in a gain or loss that we will realize on settlement of these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts.

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at December 31, 2008, net income would be impacted as follows:

		Impact on NI
Contract	% Change	Due to % increase	Due to % decrease
Heating Oil NYMEX	65%	$(50,678)	$-
#6 (1%) HFO Platts	75%	(13,457)	-
Total		$(64,135)	$-

(b) Fair Values
At December 31, 2008, the net fair value reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $35.9 million (2007 - $149.7 million deficiency), which was included in the balance sheet as follows: fair value of risk management contracts (current assets) $36.1 million, fair value deficiency of risk management contracts (current liabilities) $0.2 million.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at December 31, 2008:

Quantity	Type of Contract	Term	Average Price	Fair value

Refined Product Price Risk Management
12,000 bbl/d	NYMEX heating oil 3-way contract	Jan. 09 – Jun. 09	US$72.59 - $98.73 ($86.52)(a) (c)	$26,808
8,000 bbl/d	Platt’s fuel oil 3-way contract	Jan. 09 – Jun. 09	US$49.75 - $65.89 ($57.38)(b)	9,279
				$36,087
Natural Gas Price Risk Management
251 GJ/d	Fixed price – natural gas contract	Jan. 09 – Dec. 09	Cdn$3.48 (d)
				$(235)
Total net fair value of risk management contracts				$35,852

(a) If the market price is below the floor price of $72.59, price received is market price plus $13.93; if the market price is between the floor price of $72.59 and $86.52, the price received is $86.52; if the market price is between $86.52 and the ceiling of $98.73, the price received is market price; if the market price is over the ceiling of $98.73, price received is $98.73.

(b) If the market price is below the floor of $49.75, price received is market price plus $7.63; if the market price is between the floor price of $49.75 and $57.38, the price received is $57.38; if the market price is between $57.38 and the ceiling of $65.89, the price received is market price; if the market price is over the ceiling of $65.89, price received is $65.89.

(c) Heating oil contracts are contracted in U.S. dollars per U.S. gallon and are presented in this table in U.S. dollars per barrel for comparative purposes (1 barrel equals 42 U.S. gallons).
(d) This contract contains an annual escalation factor such that the fixed price is adjusted each year.

For the year ended December 31, 2008, the total unrealized gain recognized in the consolidated statement of income and comprehensive income was $185.9 million (2007 - a loss of $147.8 million), which represents the change in fair value of financial assets and liabilities classified as held for trading. The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

21. Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream. Harvest’s upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

Results of Continuing Operations
	Downstream(1)		Upstream(1)		Total
	2008	2007	2008	2007	2008	2007
Revenue(2)	$4,194,595	$3,098,556	$1,543,214	$1,184,457	$5,737,809	$4,283,013
Royalties	-	-	(248,445)	(213,413)	(248,445)	(213,413)
Less:
Purchased products for resale and processing	3,850,507	2,667,714	-	-	3,850,507	2,667,714
Operating(3)	236,259	229,290	300,890	300,918	537,149	530,208
Transportation and marketing	20,753	34,970	13,490	11,946	34,243	46,916
General and administrative	1,875	1,713	32,868	34,615	34,743	36,328
Depletion, depreciation, amortization and accretion	71,076	72,599	448,735	454,142	519,811	526,741
	$14,125	$92,270	$498,786	$169,423	512,911	261,693

Realized net losses on risk management contracts					(200,782)	(26,291)
Unrealized net gains (losses) on risk management contracts					185,921	(147,781)
Interest and other financing charges on short term debt					(295)	(5,584)
Interest and other financing charges on long term debt					(146,375)	(152,201)
Currency exchange gain (loss)					(30,882)	109,316
Large corporations tax recovery and other tax					81	974
Future income tax					(108,560)	(65,802)
Net (loss) income					$212,019	$(25,676)

Total Assets(4)	$1,775,688	$1,482,904	$3,933,632	$3,952,337	$5,745,407	$5,451,683

Capital Expenditures
Development and other activity	$56,162	$44,111	$271,312	$300,674	$327,474	$344,785
Business acquisitions	-	-	36,756	170,782	36,756	170,782
Property acquisitions	-	-	138,493	27,943	138,493	27,943
Property dispositions	-	-	(46,476)	(60,569)	(46,476)	(60,569)
Total expenditures	$56,162	$44,111	$400,085	$438,830	$456,247	$482,941

Property, plant and equipment
Cost	$1,493,039	$1,164,310	$4,710,725	$4,247,819	$6,203,764	$5,412,129
Less: Accumulated depletion, depreciation, amortization	(162,810)	(72,277)	(1,572,449)	(1,142,345)	(1,735,259)	(1,214,622)
and accretion
Net book value	$1,330,229	$1,092,033	$3,138,276	$3,105,474	$4,468,505	$4,197,507

Goodwill
Beginning of year	$175,984	$209,930	$676,794	$656,248	$852,778	$866,178
Addition (reduction) to goodwill	40,246	(33,946)	817	20,546	41,063	(13,400)
End of year	$216,230	$175,984	$677,611	$676,794	$893,841	$852,778

(1) Accounting policies for segments are the same as those described in the Significant Accounting Policies.

(2) Of the total downstream revenue for the year ended December 31, 2008, two customers represent sales of $2,818.1 million and $592.0 million respectively (2007 - $2,651.5 million and nil). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3) Downstream operating expenses for the period ended December 31, 2008 include $5.6 million of turnaround and catalyst costs (2007 - $34.5 million).
(4) Total Assets on a consolidated basis includes $36.1 million (2007 - $16.4 million) relating to the fair value of risk management contracts.
(5) There is no intersegment activity.

22. Commitments, Contingencies and Guarantees

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at December 31, 2008:

(a)

North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. This agreement, which continues on a monthly basis with a mutual six months termination notice period, provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery. As such, at December 31, 2008, North Atlantic had commitments totaling approximately $319.7 million (2007 - $843.6 million) in respect of future crude oil feedstock purchases and related transportation from Vitol Refining S.A.

(b)	North Atlantic has an agreement with Newsul Enterprises Inc. (“Newsul”) whereby North Atlantic committed to provide Newsul with its inventory and production of sulphur to February 12, 2018.

Newsul has named North Atlantic in a claim in the amount of US$2.7 million and has requested the services of an arbitration board to make a determination on the claim. The claim is for additional costs and lost revenues related to alleged contaminated sulphur delivered by North Atlantic. An accrual of $0.5 million has been established based on North Atlantic’s estimate of their liability, but since the eventual outcome of the arbitration hearing is undeterminable, there exists an exposure to loss in excess of the amount accrued.

(c)

North Atlantic has an environmental agreement with the Province of Newfoundland and Labrador, Canada, committing to programs that reduce the environmental impact of the refinery over time. Initiatives include a schedule of activities to be undertaken with regard to improvements in areas such as emissions, waste water treatment, terrestrial effects, and other matters. In accordance with the agreement, certain projects have been completed and others have been scheduled. Costs relating to certain activities scheduled to be undertaken over the next two years are estimated to be approximately $3.3 million and are included in the table below; costs can not yet be estimated for the remaining projects.

(d)

North Atlantic has been named a defendant in The State of New Hampshire versus Amerada Hess Corp. et al, one of more than 100 methyl tertiary butyl ether ("MTBE") U.S. product liability litigation cases that have been consolidated for pre-trial purposes in this matter. The plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additive MTBE. Although the plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants. All consolidated lawsuits are at a preliminary stage and, accordingly, it is too early in the legal process to reach any conclusion regarding the ability of the State of New Hampshire to properly assert jurisdiction over North Atlantic in the lawsuit or to reach any conclusions regarding the substance of the plaintiffs' claims. Accordingly, the evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the consolidated financial statements in respect of this matter. Harvest is indemnified by Vitol Group B.V. in respect of this contingent liability.

(e)	Petro-Canada, a former owner of the North Atlantic refinery, holds certain contractual rights in relation to production at the refinery, namely:

	i.	a right to share, subject to a maximum limit, in the profits of the sale of any refined product, refined at the refinery, sold in Canada, exclusive of the province of Newfoundland and Labrador;

	ii.	a right of first refusal to any refinery and/or terminaling capacity in excess of North Atlantic’s requirements;

	iii.	a right to participate in any venture to produce petrochemicals at the refinery; and

	iv.	the rights in paragraphs (i) and (ii) above continue for a period of 25 years from December 1, 1986, while the rights in paragraph (iii) continue until amended by the parties.

(f)	Canada Revenue Agency Assessment
In January 2009, Canada Revenue Agency issued a Notice of Reassessment to Harvest Energy Trust in respect of its 2002 through 2004 taxation years claiming past taxes, interest and penalties totaling $6.2 million. The CRA has adjusted Harvest Energy Trust’s taxable income to include their net profits interest royalty income on an accrual basis whereas the tax returns had reported this revenue on a cash basis. A Notice of Objection has been filed with CRA requesting the adjustments to an accrual basis be reversed. The Harvest Energy Trust 2005 tax return has also been prepared on a cash basis for royalty income with no taxes payable and, if reassessed by CRA on a similar basis, there would have been approximately $40 million of taxes owing. The Harvest Energy Trust 2006 tax return has been prepared on an accrual basis including incremental payments required to align the prior year’s cash basis of reporting with no taxes payable. Management along with our legal advisors believe the CRA has not properly applied the provisions of the Income Tax Act (Canada) that entitle income from a royalty to be included in taxable income on a cash basis and that the dispute will be resolved with no taxes payable by Harvest Energy Trust.

The following is a summary of Harvest’s contractual obligations and commitments as at December 31, 2008:

Payments Due by Period
	2009	2010	2011	2012	2013	Thereafter	Total
Debt repayments (1)	-	1,226,228	304,500	-	-	-	1,530,728
Debt interest payments(2)	117,881	98,447	81,586	60,838	44,549	27,299	430,600
Capital commitments(3)	36,537	-	-	-	-	-	36,537
Operating leases(4)	7,868	7,005	6,069	2,274	566	566	24,348
Pension contributions(5)	6,900	7,038	7,179	7,322	7,469	7,618	43,526
Transportation agreements(6)	2,744	2,266	936	544	189	-	6,679
Feedstock commitments(7)	319,746	-	-	-	-	-	319,746
Contractual obligations	491,676	1,340,984	400,270	70,978	52,773	35,483	2,392,164

(1) Assumes that the outstanding Convertible Debentures either convert at the holders’ option for Units or are redeemed for Units at Harvest’s option.
(2) Interest determined on bank loan balance and rate effective at year end and by using the year end U.S. dollar exchange rate for the Senior Notes. At the Trust's option the interest on Convertible Debentures can be settled in Trust Units.
(3) Relating to drilling contracts, AFE commitments, equipment rental contracts and environmental capital projects.
(4) Relating to building and automobile leases.
(5) Relating to expected contributions for employee benefit plans [see Note 19].
(6) Relating to oil and natural gas pipeline transportation agreements.
(7) Relating to crude oil feedstock purchases and related transportation costs [see Note 22(a) above].

23. Reconciliation of the Consolidated Financial Statements to United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles as they have been applied to the accompanying consolidated financial statements are not material except as described below. Items required for financial disclosure under U.S. GAAP may be different from disclosure standards under Canadian GAAP; any such differences are not reflected here.

The application of U.S. GAAP would have the following effects on net income as reported:

	Year Ended December 31
	2008	2007

Net income (loss) under Canadian GAAP	$212,019	$(25,676)

Adjustments
Write-down of property, plant and equipment (a)	(1,725,000)	-
Depletion, depreciation, amortization and accretion (b)	38,614	78,180
Non-cash interest expense on debentures (d)	10,688	6,371
Non-cash interest expense on Senior Notes (f)	1,397	842
Amortization of deferred financing charges (d)	(4,715)	(3,471)
Currency exchange gain on Senior Notes (f)	589	1,720
Currency exchange gain on unit distribution (g)	11,543	10,045
Non-cash general and administrative expenses (c)	(844)	(443)
Future income tax recovery (a)	112,372	91,626
Net income (loss) under U.S. GAAP	(1,343,337)	159,194

Other comprehensive income
Net change in cumulative translation adjustment (g)	273,149	(253,677)
Employee future benefits – actuarial gain (loss) (h)	4,395	(4,339)
Comprehensive income (loss)	$(1,065,793)	$(98,822)

Basic
Net income (loss) per Trust Unit under U.S. GAAP	$(8.79)	$1.15

Diluted
Net income (loss) per Trust Unit under U.S. GAAP	$(8.79)	$1.14

Statement of Accumulated Income
Balance, beginning of year – U.S. GAAP	564,390	33,880
Net income (loss) – U.S. GAAP	(1,343,337)	159,194
Change in redemption value of Trust Units	1,595,899	371,316
Balance, end of year – U.S. GAAP	816,952	564,390

Accumulated other comprehensive income (loss)
Balance, beginning of year – U.S. GAAP	(210,430)	47,586
Other comprehensive income	277,544	(258,016)
Balance, end of year – U.S. GAAP	67,114	(210,430)

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported:

	December 31, 2008		December 31, 2007
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Property, plant and equipment (a) (b)	$4,468,505	$2,255,407	$4,197,506	$3,670,688
Deferred charges (d) (f)	$-	$28,740	$-	$23,390
Non current benefit plan assets (h)	$-	$466	$-	$393
Future income tax (a)	$-	$-	$-	$4,986

Liabilities
Accounts payable and accrued liabilities (c)	$210,097	$209,474	$270,240	$268,669
Current portion of convertible debentures (d)	$2,513	$2,532	$24,273	$24,210
Current other benefit plan liability (h)	$-	$223	$-	$170
7 7/8 %Senior notes (f)	$298,210	$303,453	$241,148	$246,710
Non current portion of convertible debentures (d)	$825,246	$918,197	$627,495	$671,818
Non current benefit plan liability (h)	$10,551	$11,062	$12,168	$17,054
Future income tax (a)	$203,998	$-	$86,640	$-

Temporary equity (e)	$-	$1,562,806	$-	$2,997,136

Unitholders’ Equity
Unitholders’ capital (e)	$3,897,653	$-	$3,736,080	$-
Equity component of convertible debentures (d)	$84,100	$-	$39,537	$-
Contributed surplus	$6,433	-	-	-
Additional paid-in capital (d)	$-	$9,913	$-	$9,913
Accumulated income (g)	$458,884	$816,952	$246,865	$564,390
Accumulated other comprehensive income (h)(g)	$87,933	$67,114	$(196,759)	$(210,430)

(a)

Under Canadian GAAP, Harvest performs an impairment test that limits the capitalized costs of its petroleum and natural gas assets to the discounted estimated future net revenue from proved and probable petroleum and natural gas reserves plus the cost of unproved properties less impairment, determined using estimated future prices and costs. The discount rate used is equal to Harvest’s risk free interest rate.

Under U.S. GAAP, entities using the full cost method of accounting for petroleum and natural gas activities perform an impairment test on each cost centre using discounted future net revenue from proved petroleum and natural gas reserves discounted at 10%. The prices used under the U.S. GAAP impairment test are those in effect at year end. As at December 31, 2008, the application of the ceiling test under U.S. GAAP resulted in a write down of $1,725.0 million. There was no impairment under U.S. GAAP at December 31, 2007.

Under Canadian GAAP as at December 31, 2008, Harvest’s carrying value of its net assets exceed its tax bases and accordingly results in recording a future income tax liability. Adjustments under U.S. GAAP result in a large future income tax recovery and elimination of the future income tax liability, as the ceiling test write down significantly lowered Harvest’s property, plant, and equipment carrying value under U.S. GAAP and thus decreased the corresponding temporary differences for future tax purposes.

(b)	Under Canadian GAAP, proved reserves are estimated using estimated future prices and costs. These proved reserves form the basis for the depletion calculation.

Under U.S. GAAP, proved reserves used for the depletion calculation are estimated using constant prices and costs as of the date the estimate of reserves is made. In both the current and prior year there were differences in the depletable base and in proved reserves under U.S. GAAP and Canadian GAAP and as a result the difference is realized in the depletion expense.

(c)

Under Canadian GAAP, the Trust determines compensation expense and the resulting obligation related to its Trust Unit Incentive Plan and Unit Award Plan using the intrinsic value method described in Note 2(h). Under U.S. GAAP, Harvest follows SFAS 123(R) “Share Based Payments” using the modified prospective approach. Under FAS 123(R), expenses and obligations for liability-based stock compensation plans are recorded using the fair-value method of accounting and are revalued at each period end. As a result, general and administrative expense is higher under U.S. GAAP by $0.8 million for the year ended December 31, 2008 (2007 – $0.4 million) with a corresponding increase in accounts payable and accrued liabilities. As at December 31, 2008 the accounts payable and accrued liabilities is lower under U.S. GAAP by $0.6 million (December 31, 2007 – $1.6 million) due to the cumulative effect of this difference.

To the extent compensation costs relates to employees directly involved in natural gas and crude oil exploration and development activities, such amounts are capitalized to property, plant and equipment. Amounts not capitalized are recognized as administrative expenses.

(d)

Under Canadian GAAP, Harvest’s Convertible Debentures are classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity under Canadian GAAP. Issue costs related to the debentures are netted against each respective debt and equity component. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component and the amortization of the issue costs is recorded in the consolidated statements of income with a corresponding credit to the Convertible Debenture liability balance to accrete that balance to the full principal due on maturity.

Under U.S. GAAP, the Convertible Debentures are classified as debt in their entirety, and issue costs are recorded as deferred charges. To the extent that a portion of the issue costs are netted against the respective debt and equity components of the Convertible Debentures under Canadian GAAP there is a difference in the capitalization and amortization of the related deferred charges under U.S. GAAP. The non-cash interest expense recorded under Canadian GAAP is not be recorded under U.S. GAAP.

In addition, Convertible Debentures that are assumed in a business combination are recorded at their fair value at the date of the acquisition as part of the cost of the acquired enterprise. Under U.S. GAAP, if the conversion feature is in-the- money at the acquisition date (a beneficial conversion feature), the feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Where the debenture has a stated redemption date, the corresponding value is recognized as a discount on the convertible debenture balance and accreted from the date of acquisition to the redemption date.

(e)

Under Harvest’s Trust Indenture, Trust Units are redeemable at any time on demand by the Unitholder for cash. Under U.S. GAAP, the amount included on the consolidated balance sheet for Unitholders’ Equity would be reduced by an amount equal to the redemption value of the Trust Units as at the balance sheet date. The redemption value of the Trust Units is determined with respect to the trading value of the Trust Units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Changes, if any, in the redemption value during a period results in a charge to accumulated income.

(f)

With the adoption of Financial Instruments under Canadian GAAP effective January 1, 2007, issue costs are applied against the 7 7/8% Senior Notes balance and accreted into income using the effective interest method. Under U.S. GAAP, these amounts are capitalized as a deferred charge and expensed into income using the effective interest method. There is also a currency exchange impact as the deferred charges and the debt balance of the Senior Notes, which is different under U.S. GAAP, are denominated in U.S. dollars.

(g)

With the adoption of the new accounting standards for financial instruments under Canadian GAAP effective January 1, 2007, the cumulative translation adjustment generated upon translating the financial statements of Harvest’s downstream operations denominated in a foreign currency previously recognized as a separate component of equity is now recognized in comprehensive income consistent with the treatment under U.S. GAAP. Additionally, under U.S. GAAP, partnership distributions are required to be translated at the historic foreign currency exchange rate in place at the time of initial paid-in capital and any translation gains or losses are recorded in other comprehensive income. Under Canadian GAAP, it is permissible to translate foreign currency denominated partnership distributions at the historic exchange rate that has been proportionately adjusted for the subsequent periods when income has been earned. The effects of the translation are reflected in net income.

(h)

At December 31, 2006 the Trust adopted U.S. GAAP SFAS 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). Under SFAS 158, the over-funded or under-funded status of our defined benefit postretirement plan are recognized on the balance sheet as an asset or liability and changes in the funded status are recognized through comprehensive income. As a result, for the year ended December 31, 2008 employee future benefits are lower by $4.4 million (2007 – higher by $4.3 million) and a $4.4 million gain was included in other comprehensive income (2007 – loss of $4.3 million included in accumulated other comprehensive income on adoption of SFAS 158). Canadian GAAP currently does not require the Trust to recognize the funding status of the plan on its balance sheet.

New Financial Accounting Pronouncements

(a) In December 2007, FASB issued Statement 141(R), “Business Combinations”, which replaces SFAS 141. The standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination. SFAS No. 141(R) is applied prospectively to business combinations for which the acquisition date is on or after December 15, 2008. Harvest did not record any business combinations between the effective date and the year ended December 31, 2008. This standard will impact business combinations entered into after December 15, 2008.

(b) In March 2008, FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities”. This statement requires enhanced disclosures about derivative and hedging activity including how and why an entity uses derivative instruments and the derivative instruments effect on an entity’s financial position, financial performance, and cash flows. This standard is effective for fiscal years beginning after November 15, 2008. The adoption of this standard will not have a material impact on the consolidated financial statements.

(c) In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. An issuer of a convertible debt instrument within the scope of the staff position is required to separate the instrument into a liability-classified component and an equity-classified component. The staff position is effective for the fiscal year beginning after December 15, 2008. Harvest is currently assessing the impact of the staff position and expects that the guidance will bring U.S. GAAP in line with Canadian GAAP.

(d) In December 2008, the U.S. Securities and Exchange Commission promulgated that effective for fiscal 2009, the year- end proved reserve volumes are to be calculated using a twelve month average price as compared to the current standard which requires prices on the last day of the fiscal year.

24. Subsequent Events

Subsequent to December 31, 2008, Harvest declared a distribution of $0.05 per unit for Unitholders of record on March 23, 2009.

Between January 1, 2009 and February 28, 2009, an additional $292.3 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. [see table in Note 22].

25. Related Party Transactions

During the year ended December 31, 2008, Vitol purchased $320.9 million (2007 - $354.8 million) of crude oil pursuant to the terms and conditions of the Supply and Offtake Agreement from a company in which a director of Harvest holds a minority equity interest. On December 21, 2008, the director disposed the interest in the company and as such, subsequent to this date, this company no longer represents a related party.

26. Comparatives

Certain comparative figures have been reclassified to conform to the current year’s presentation.